STATEMENT OF INVESTMENTS

The Dreyfus Fund Incorporated
September 30, 2006 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Basic Industries--.2%		
Galen Partners II, LP	1.097 d	718,844
SK Equity Fund, LP	1.410 d	2,134,613
		2,853,457
Consumer Discretionary--9.2%		
Federated Department Stores	293,540	12,683,863
Fortune Brands	109,650	8,235,812
Hilton Hotels	254,970	7,100,915
Home Depot	286,190	10,380,111
McDonald's	522,260	20,430,811
News, Cl. A	628,300	12,346,095
Staples	761,640	18,530,701
Target	318,520	17,598,230
Walt Disney	381,620	11,795,874
Wyndham Worldwide	357,086 a	9,987,696
		129,090,108
Consumer Staples--10.4%		
Altria Group	477,490	36,551,860
Cadbury Schweppes, ADR	368,890	15,777,425
Clorox	171,800	10,823,400
Colgate-Palmolive	156,390	9,711,819
CVS	255,430	8,204,412
Dean Foods	450,440 a	18,927,489
PepsiCo	229,840	14,999,358
Procter & Gamble	510,585	31,646,058
		146,641,821
Energy--10.8%		
Chevron	287,190	18,627,143
Diamond Offshore Drilling	112,640	8,151,757
ENI, ADR	206,440	12,285,244
ENSCO International	306,440	13,431,265
Exxon Mobil	419,860	28,172,606
Halliburton	430,700	12,253,415
Marathon Oil	226,210	17,395,549
Occidental Petroleum	313,660	15,090,183
Petroleo Brasileiro, ADR	122,310	10,253,247
XTO Energy	386,750	16,293,778
		151,954,187
Financial--22.9%		
American International Group	414,260	27,448,868
AmeriCredit	528,740 a	13,213,213
Bank of America	740,972	39,693,870
Bank of New York	485,580	17,121,551
Capital One Financial	224,520	17,660,743
CapitalSource	467,190	12,062,846
CIT Group	298,100	14,496,603
Citigroup	599,700	29,787,099
Countrywide Financial	391,870	13,731,125
Fidelity National Title Group, Cl. A	351,462 b	7,366,643
Freddie Mac	150,720	9,997,257
Golden West Financial	76,050	5,874,862

Goldman Sachs Group	48,720	8,241,962
JPMorgan Chase & Co.	451,680	21,210,893
Lehman Brothers Holdings	87,980	6,498,203
Merrill Lynch & Co.	332,600	26,015,972
Realogy	199,982 a	4,535,592
SLM	146,300	7,604,674
St. Paul Travelers Cos.	157,720	7,395,491
UnumProvident	490,310	9,507,111
Wachovia	429,840	23,985,072
		323,449,650
Health Care--13.5%		
Abbott Laboratories	234,650	11,394,604
AmerisourceBergen	158,610	7,169,172
Amgen	311,960 a	22,314,499
Baxter International	318,110	14,461,281
Fisher Scientific International	164,320 a	12,856,397
Medtronic	354,790	16,476,447
Novartis, ADR	181,940	10,632,574
Pfizer	713,240	20,227,486
Sanofi-Aventis, ADR	312,950	13,916,886
Schering-Plough	980,910	21,668,302
WellPoint	230,160 a	17,733,828
Wyeth	222,220	11,297,665
Zimmer Holdings	151,010 a	10,193,175
		190,342,316
Industrial--8.9%		
Eaton	225,660	15,536,691
Emerson Electric	223,830	18,770,384
General Electric	1,548,560	54,664,168
L-3 Communications Holdings	95,000	7,441,350
Tyco International	631,520	17,676,245
United Technologies	177,750	11,260,462
		125,349,300
Information Technology--16.1%		
Accenture, Cl. A	238,580	7,565,372
Apple Computer	188,700 a	14,535,561
Autodesk	204,370 a	7,107,988
Cisco Systems	1,118,523 a	25,726,029
Citrix Systems	223,900 a	8,107,419
Google, Cl. A	42,280 a	16,992,332
Hewlett-Packard	614,200	22,534,998
Intel	864,040	17,773,303
International Business Machines	241,850	19,817,189
Microchip Technology	220,940	7,162,875
Microsoft	851,700	23,276,961
Motorola	604,800	15,120,000
National Semiconductor	428,400	10,080,252
Oracle	469,090 a	8,321,657
Seagate Technology	322,600	7,448,834
Texas Instruments	451,470	15,011,377
		226,582,147
Materials--2.5%		
Air Products & Chemicals	209,730	13,919,780
Barrick Gold	316,620	9,726,567
Rio Tinto, ADR	64,110	12,157,179
		35,803,526
Telecommunication Services--1.2%		
Verizon Communications	440,900	**16,370,617**

Utilities--3.2%

Consolidated Edison	167,680	7,746,816
Dominion Resources/VA	114,420	8,751,986
FPL Group	218,970	9,853,650
Sempra Energy	207,130	10,408,283
Southern	246,590	8,497,491
		45,258,226
Total Common Stocks		
(cost $1,166,561,702)		**1,393,695,355**

Other Investment--1.2%

Registered Investment Company;
Dreyfus Institutional Preferred
    Plus Money Market Fund
    (cost $16,302,000)   16,302,000 c   **16,302,000**

Investment of Cash Collateral
  for Securities Loaned--.5%

Registered Investment Company;
Dreyfus Institutional Cash
    Advantage Fund
    (cost $7,732,164)   7,732,164 c   **7,732,164**

Total Investments (cost $1,190,595,866)	**100.6%**	**1,417,729,519**
Liabilities, Less Cash and Receivables	**(.6%)**	**(8,738,607)**
Net Assets	**100.0%**	**1,408,990,912**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At September 30, 2006, the total market value of the fund's security on
    loan is $7,366,643 and the total market value of the collateral held by the fund is $7,732,164.

c   Investment in affiliated money market mutual fund.

d   Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of
    $2,853,457 representing .2% of net assets (see below).

Issuer	Acquisition Date	Purchase Price ($)†	Net Assets (%)	Valuation ($)††
Galen Partners II, LP (Units)	5/6/94-1/3/97	655,560	0.0	655,560 per unit
SK Equity Fund, LP (Units)	3/8/95-9/18/96	350,519	0.2	1,513,615 per unit

† Average cost per unit.

†† The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.